Mail Stop 3561

July 26, 2007

Ms. Emily Tsen
IBB International (Canada) Ltd.
1555 West 8th Avenue
Vancouver, B.C.
Canada V6J 1T5

        Re: **Allura International Inc.**
                Form 20-F for Fiscal Year Ended March 31, 2005
                Filed October 14, 2005
                File Number 0-30228

Dear Ms. Tsen:

        We have completed our review of your Form 20-F and have no further comments at this time.

                              Sincerely,

                              Michael Moran
                              Branch Chief